Exhibit 99.2

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

2.	Name of scheme: ROYAL & SUNALLIANCE 401(k) ACCOUNT

3.	Period of return: From 1 SEPTEMBER 2004 to 28 FEBRUARY 2005

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	305,000 ORDINARY SHARES OF 27.5p EACH

5.	Number of shares issued/allotted under scheme during period:	NIL

6.	Balance under scheme not yet issued/allotted at end of period:	305,000 ORDINARY SHARES OF 27.5p EACH

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	305,000 ORDINARY SHARES OF 27.5p EACH, LISTED ON 8 MARCH 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records:

2,912,343,725 ORDINARY SHARES OF 27.5p EACH

Contact for queries:	Address: 9th FLOOR, ONE PLANTATION PLACE, 30 FENCHURCH STREET, LONDON EC3M 3BD

Name: CAROLINE WEBB	Telephone: 020 7111 7075

Person making return	Name: JACKIE FOX

Position:	DEPUTY GROUP COMPANY SECRETARY